Amendment

Effective as of April 15, 2001, this Amendment amends the Change in Control Agreement (the "Agreement"), dated as of March 7, 2000, by and between George Kadifa ("Executive") and Corio, Inc., a Delaware corporation (the "Company").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"1. Benefits Upon a Change in Control. If (i) during the term of this Agreement and while Executive remains as an employee of the Company, the Company shall be subject to a Change in Control and (ii) within one (1) year following such Change in Control the Company terminates the employment of Executive involuntarily and without Business Reasons or a Constructive Termination occurs, then in such case Executive shall be entitled to receive the following: (A) Executive's base salary and vacation accrued through the Termination Date, (B) vesting of all outstanding stock options and other equity arrangements vested and held by Executive through the Termination Date, plus acceleration of the greater of (1) one-half of the options and other equity arrangements that remain unvested as of the Termination Date or (2) an additional twelve (12) months of vesting of such options and other equity arrangements from the Termination Date, and (C) to the extent required by COBRA only, continuation of group health benefits pursuant to the Company's standard programs or in effect at the Termination Date, for a period of not less than 18 months (or such longer period as may be required by COBRA), provided that Executive makes the necessary conversion."

IN WITNESS WHEREOF, each of the parties has executed this Amendment, in the case of the Company by its duly authorized officer, as of the day and year first written above.

COMPANY

CORIO, INC.

By: /s/ John Whittle

Its: VP, General Counsel

EXECUTIVE

        /s/ George Kadifa
George Kadifa